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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. File No. 333-54370

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The following communication was distributed to CBOT members on October 18, 2001 and is currently available on the CBOT's intranet site, MemberNet.

October 17, 2001

Fellow Members:

Following a membership vote last year to downsize the Board of Directors and hold a "chairman only" election, the typical election to be held this year would consist of nominations, campaigns and elections for the following offices:

        Vice Chairman (two year term)
        2 Full Member Directors (three year term)
        1 Full Member Director (three year term, non-resident)
        1 Full Member Director (two year term, non-resident)
        Associate Member Director (three year term)
        Public Director (four year term) (to be elected by the Board)
        Nominating Committee:   1 Full Member (three year term)
                                1 Full Member (two year term)
                                Associate Member (three year term)

The intention in the original restructuring plan, however, was that this election cycle would never have to take place. The Board would have been reduced to nine members in the restructuring vote, which was to have taken place well before now. Intervening in this process were a number of factors: the CBOE negotiations, SEC filings, IRS rulings and the like. Currently, we face the situation of having to conduct nominations, campaigns and elections for a board, entering service at this most critical moment, that may be in place only two or three months. Further complicating matters is that this political season would be concurrent with the onset of the information process for the membership vote on restructuring. Assuming a positive outcome in the restructuring vote, this would then be followed by another set of nominations, campaigns, and elections for a NEW board of directors of the restructured CBOT(R).

In an effort to simplify this process and at the same time make the best candidates available for the new board (what qualified candidate would want to have to campaign for the same office twice in three months?), the Nominating Committee proposed to the current Board of Directors the following, in hopes of making this election cycle most efficient and productive:

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     The terms of office of all current Board members and all current Nominating
     Committee members which are scheduled to expire as of the first business day of 2002 would instead be extended for a period ending no later than March 31, 2002.

     As a result, the current 2001 Board and Nominating Committee would remain in office for a period ending no later than March 31, 2002.

     Immediately following the anticipated membership vote on the CBOT Restructuring proposal, the following steps would be initiated, as applicable, with respect to the 2002 Board and Nominating Committee elections:

     - If the membership has voted in favor of the Restructuring proposal, the elections for the 2002 Board and Nominating Committee members would be held pursuant to an amended CBOT Charter and amended CBOT Bylaws. The membership would elect eight directors to serve, with the current Chairman of the Board, on a downsized, nine-person Board of Directors. This Board would serve until the 2003 Annual Election. The membership also would elect two Full Members and one Associate Member to complete the five-person Nominating Committee.

     - If the membership has voted against the Restructuring proposal, the elections for the 2002 Board and Nominating Committee would be held according to the existing CBOT Charter and Bylaws, and would result in an eighteen-person Board and a five-person Nominating Committee.

     In either of the above cases, the existing (2001) Nominating Committee would nominate Annual Election candidates. The existing provisions for petition candidacy also would remain in effect.



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     In any event, the elections for the 2002 Board and Nominating Committee would be held no later than March 31, 2002. If for any reason a membership vote on the CBOT Restructuring proposal has not been held sufficiently in advance of March 31, 2002, the elections for the 2002 Board and Nominating Committee would be held in a manner consistent with the existing CBOT Charter and Bylaws, and would result in an eighteen-person Board and a five-person Nominating Committee, taking office no later than March 31, 2002.

We feel this resolution contains many safeguards so that the election process enjoyed by the membership for decades is not subverted. At this momentous point in the history of the Chicago Board of Trade we believe the benefits of a single political process are too compelling and the consequences of not simplifying this process too great. We ask for your support and your vote in the affirmative regarding this matter.

                             Respectfully,
                             Nominating Committee of The Chicago Board of
                             Trade

                             /s/ John L. Pietrzak             /s/ Jack Frymire

                             John L. Pietrzak                 Jack Frymire


                             /s/ Jay Homan                    /s/ Bruce Williams

                             Jay Homan                        Bruce Williams


                             /s/ Charles Wolin

                             Charles Wolin


While the Board of Trade of the City of Chicago, Inc. (CBOT) has filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


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